No Act
P.E. 8-12-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
PUBLIC UTILITY REGULATION

03030640

ACT PUHC Act 1935
SECTION 2(a)(3)
RULE
PUBLIC AVAILABILITY 8/12/03

August 12, 2003

John W. Jimison, Esquire
Cameron McKenna LLP
2175 K Street, N.W.
Washington, D.C. 20037

Re: RealEnergy, Inc., et al.
File No. 132-3

PROCESSED
SEP 12 2003
THOMSON
FINANCIAL

Dear Mr. Jimison:

Enclosed is our response to your letter of August 12, 2003. By incorporating our answer in the enclosed copy of your letter, we avoid having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche
Special Counsel

Enclosure

RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION

Our Ref. No. 03-6-OPUR
RealEnergy, Inc., Et Al.

DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Based on the facts and representations in your letter of August 12, 2003, and without necessarily agreeing with your legal analysis, we would not recommend any enforcement action to the Commission against RealEnergy, Inc. ("RealEnergy") or RealEnergy Projects I LLC ("RealEnergy Projects") under section 2(a)(3) of the Public Utility Holding Company Act of 1935 if RealEnergy and RealEnergy Projects engage in the distributed generation activities described in your letter under the circumstances described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche
Special Counsel

August 12, 2003

Cameron McKenna LLP

ACT Public Utility Holding Company Act 1935
SECTION 2(a)(3)
RULE
PUBLIC AVAILABILITY 8/12/03

Cameron McKenna LLP

2175 K Street, NW
Fifth Floor
Washington, D.C. 20037

Tel 202 466 0060
Fax 202 466 0077
www. cmcklaw.com

John W. Jimison
Jjimison@cmcklaw.com

August 12, 2002

Mr. David B. Smith, Jr.
Associate Director
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Request for No-Action Letter under Section 2(a)(3) of the Public Utility Holding Company Act of 1935**

Dear Mr. Smith:

On behalf of our clients, RealEnergy, Inc. ("RealEnergy") and RealEnergy Projects I LLC ("RealEnergy Projects"), we hereby request that the Staff of the Securities and Exchange Commission ("SEC") provide its assurance that, based upon the facts and circumstances described below, the Division of Investment Management (the "Staff") will not recommend that the SEC institute an enforcement action under the Public Utility Holding Company Act of 1935 ("PUHCA" or "the Act") to deem RealEnergy or RealEnergy Projects to be an "electric utility company" under Section 2(a)(3) of the Act by virtue of their installation, ownership and operation of small distributed generation, combined heat and power, and solar photovoltaic power plants located within or adjacent to the premises of various buildings to provide thermal energy and power together or separately to such buildings.[1]

[1] It is our understanding that a "no-action" determination with regard to the applicability of Section 2(a)(3) of the Act with respect to RealEnergy and RealEnergy Projects based on this request will also preclude any possibility that any owner, investor, affiliate, or subsidiary of RealEnergy or RealEnergy Projects will be deemed jurisdictional as affiliates, associate companies, subsidiaries, or holding companies under the Act solely as a result of the activities of RealEnergy and RealEnergy Projects as described in this request.

1. BACKGROUND

A. Description of RealEnergy

RealEnergy is solely engaged in providing energy services to various building owners that the building owners could otherwise provide for themselves. RealEnergy's business consists of installing, owning, and operating small, highly efficient, single-building-scale, on-site power generation plants.[2] These plants are often referred to as distributed generation or "DG" plants. RealEnergy's DG plants are typically configured as combined heat and power ("CHP") plants, solar photovoltaic ("PV") plants, peak shaving plants or back-up generation in various types of buildings. Each DG unit operates within or adjacent to a building (generally using space rented from the building owner) and sells electric power and/or thermal energy (hot water, chilled water, or steam) together or separately as required by the building owner, who distributes the same to the building's tenants or occupants.

RealEnergy currently operates fourteen CHP plants and three PV plants. Currently, all the plants are located in the State of California, but RealEnergy plans to begin operations with new DG plants in New York, Massachusetts, and New Jersey later in 2003. The capacities of the CHP plants currently in operation range in size from 200 kW to 1000 kW, and the PV units from 110-120 kW. RealEnergy's generating plants are typically designed to serve 50-75% of a given building's load, not to export power to the grid, and thus are not designed with the purpose of providing energy to the general public. Since its plants are sized well below the building's needs, RealEnergy supplies only a portion of the power requirements of its customers, who obtain their remaining power requirements from traditional electric utility companies via the electric grid. RealEnergy does not own any electric transmission or distribution facilities, nor even the wires within a building served by a RealEnergy plant. RealEnergy has no monopoly service area or power of eminent domain.

Instead, RealEnergy effectively serves as a subcontractor to the building owner, enabling the owner to provide electricity and thermal energy advantageously for its own use or for its tenants' use. RealEnergy sells thermal and/or electric energy together or separately to building owners. When sold together the relative amounts may vary, but the power and thermal energy are each contractually assured to be competitive with the building owner's alternatives.

Except for its solar units, RealEnergy's CHP plants contain a natural gas-fired, engine-driven generator that produces electricity on-site. Unlike the case with traditional

[2] By "small," RealEnergy accepts the tentative definition proposed by the Federal Energy Regulatory Commission ("FERC") that a "small" generator has a capacity of 20 Megawatts or less (FERC Docket No. RM-02-12-000).

electric generation, waste heat is recovered from the CHP engines and exhaust systems for use in heating applications and/or in absorption chillers for cooling applications. All systems remain connected to and run parallel with the grid, but are not designed to make sales of power to the incumbent utilities nor to other customers over the grid. The CHP plants obtain their gas supply from the existing gas distribution lines supplying the building in question.

While individual investors own a majority of RealEnergy's shares, two of its owners are corporations or investment partnerships owning more than 10% of RealEnergy. These two owners are not "holding companies" within the meaning of §2(a)(7) of the Act as a function of other interests they may have. No person that owns more than 5% of RealEnergy owns 5% or more of any public utility or utility holding company. In addition, RealEnergy owns a subsidiary LLC, *RealEnergy Projects I LLC*, organized at the request of lenders to own ten of RealEnergy's projects solely in order to isolate the assets of those projects as the collateral for the loans that financed the installation of the projects. This subsidiary is organized as a Delaware limited liability company although none of its assets are in Delaware. It is not an operating entity and has no function other than to provide separate financial organization of certain assets. This request for a "no-action" determination is made jointly for RealEnergy and RealEnergy Projects.

B. Description of RealEnergy's Transactions

RealEnergy and the building owner typically enter into a long-term contract (fifteen years is usual) under which RealEnergy installs and maintains a DG plant in the owner's building, in most instances utilizing space rented for these purposes. The installation is such that the output of the DG plant is supplied to the building, on the customer's side of the utility meter. The DG plant's output includes both electric power and, where applicable, thermal energy (hot water, chilled water, or steam) as the building owner requires.[3]

Under normal operations, no net power (other than *de minimis* amounts) is exported from the building because the building's electricity requirements generally exceed the power output of the RealEnergy plants.[4] The building continues to be connected to the electric grid and to receive power as needed from the local utility. The

[3] At the conclusion of a contract (including any extensions by mutual consent), the equipment installed by RealEnergy is either purchased by the building owner or removed by RealEnergy.

[4] It is conceivable that under some circumstances, a *de minimis* amount of electricity generated by RealEnergy's equipment might be exported to the grid. This might occur, for example, when the building's load suddenly drops at a rate quicker than the DG plant can reduce its output. In such cases, neither RealEnergy nor the building owner receives any compensation related to the power inadvertently exported to the grid. Because the amount of power produced by the DG plants is generally considerably less than the building itself requires, such instances are in any event very rare.

presence of the DG plant reduces the amount of power that the building purchases from the electricity grid, but does not eliminate the building's connection to the grid.

The DG plants include devices to disconnect from the grid automatically if the grid's power is interrupted, to ensure the safety of any personnel working to restore power to the grid. RealEnergy's customer is the building owner, who either uses the plant's output for its own use or sells the output to the building's tenants or occupants under their lease agreements. The building owner thus either uses the DG plant's output for itself or supplies the output to the tenants in the same way as if the building owner also owned the DG plant. In effect, RealEnergy stands in the shoes of the building owner, providing a service that the building owner could itself provide, but chooses instead to outsource.

In order to provide further details about the typical business relationship between RealEnergy and its building-owner customers, we attach to this request a sample contract such as RealEnergy concludes prior to constructing and operating its DG plants. We have redacted from this contract commercially sensitive terms, and believe that it adequately demonstrates that this business model does not require or warrant regulation by this Commission under PUHCA.

2. DISCUSSION

Section 2(a)(3) of the Act provides that an "electric utility company" is "any company which owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, other than sale to tenants or employees of the company operating such facilities for their own use and not for resale." 15 U.S.C. § 79b(a)(3). We submit that RealEnergy and RealEnergy Projects should each qualify for an SEC order declaring that it is not an "electric utility company" as defined in Section 2 (a)(3) of the Act. In that light, because neither RealEnergy nor RealEnergy Projects are "electric utility companies" under the Act, neither RealEnergy nor its investors should be deemed to be "holding companies" under the Act. The SEC has the flexibility to interpret the Act so as to determine that it has no regulatory interest in certain types of operations and transactions that do not in any way involve the types of abuses that the Act was intended to address and where there is no detriment to the public interest or the protection of investors or consumers. As explained below, it is clear that RealEnergy is not the type of entity that the Act was intended to cover.

A. RealEnergy is Only Providing those Services that the Building Owner itself Could Perform without Being Subject to PUHCA, and is thus not Engaging in Sales of Electric Energy within the Act

RealEnergy is not engaged in the type of sales to which the Act applies. Among other things, the Act defines as an "electric utility" a company that engages in sales of electric energy, "other than sale to tenants or employees of the company operating such facilities for their own use and not for resale." 15 U.S.C. § 79b(a)(3). It is therefore clear that if the owner of the building itself were the owner and operator of the DG plant, and was using that DG plant to provide energy to itself or to its tenants, the owner would not be subject to PUHCA jurisdiction.

RealEnergy in effect "stands in the shoes" of the building owner. Each of its DG plants is located in or adjacent to the owner's building on the owner's property, on the owner's side of the electric meter, and supplies only a portion of the building's energy needs. The DG unit itself is effectively indistinguishable from the other facilities used to serve the tenants; it is an integrated element of the services provided to the tenants. The only difference is that instead of providing this service itself, the building owner "subcontracts" for such service through RealEnergy, which owns and operates the plant. In effect, RealEnergy is merely a contractor for the building owner in providing services to the owner and building's tenants. If the activities performed by RealEnergy were instead performed by the building owner, the building owner would not be subject to PUHCA.

In addition, the building owners with whom RealEnergy contracts could clearly use their own employees to operate equipment of this type without being deemed to be an electric utility under the Act. The difference here is that the activities are performed by a contractor of the building owner, rather than by an employee of the building owner. The fact that the services are being provided by such a contractor should not result in the contractor being deemed an "electric utility," because its activities are effectively identical to and therefore are a commercial substitute for building owners providing their own energy services. The resulting sales of electricity still are being made solely to the tenants of the building or to the building owner for its own purposes within the building.[5]

Prior staff No-Action letters, although not addressing this specific set of facts, have been consistent with this position. For example, the SEC Staff agreed not to recommend enforcement action in *NIPSCO Industries*, SEC No-Action Letter, January

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5 In states where RealEnergy operates or is planning to operate its DG plants, it is not considered a public utility for purposes of State regulation. RealEnergy is not regulated by the state regulatory commission in California and does not expect to be regulated by the state regulatory commissions in Massachusetts, New Jersey and New York, and as such, is not required to obtain a certificate of convenience for the construction of its various projects. For example, the relevant California statute specifies that entities are not designated as public utilities solely due to their ownership or operation of cogeneration units:

> Ownership or operation of a facility that employs cogeneration technology or produces power from other than a conventional power source or the ownership or operation of a facility which employs landfill gas technology does not make a corporation or person a public utility within the meaning of this section solely because of the ownership or operation of that facility.

California Pub. Util. Code § 216 (d) (2003). Regulation of RealEnergy under the Act is therefore not required in order to aid and supplement state regulation of the company.

19, 1996. In that letter, the SEC Staff provided assurances that it would not recommend enforcement action against a firm that would construct, own and operate a steam turbine generator on the property of a steel company where all the electricity generated would be owned and consumed by the steel company.

The Staff's position in these prior No-Action letters is an acknowledgment that regulation under the Act of companies that are "inside-the-fence" of another entity (not itself subject to regulation as a regulated public utility) is not required or necessary. *See also Kenetech Facilities Management, Inc.*, SEC No-Action Letter, February 24, 1993 (operation and maintenance for exempt wholesale generator facilities does not subject the entity providing such services to PUHCA); *Metro Energy LLC*, SEC No-Action Letter, January 11, 2000 (operation of facilities for an exempt entity does not subject the operator to PUHCA). RealEnergy likewise is a company that by virtue of providing services behind the meter to an exempt entity, in the same way as if that entity was itself taking those actions, should not be considered an electric utility company under the Act.[6]

B. PUHCA is not Intended to Apply to Companies like RealEnergy

Congress did not enact PUHCA in order to regulate behind-the-meter generators such as RealEnergy. RealEnergy's business model does not raise the concerns Congress sought to address in PUHCA. Nor would extending the scope of the Act to reach a company such as RealEnergy advance the public policy interests related to the Act. The intent of PUHCA was to respond to abuses committed by holding companies that engaged in actions considered by Congress to result in abuses of investors or abuses of consumers that state regulators could not remedy.[7] Because RealEnergy's plants are located on the customer side of the utility's meter, the effect on the grid and to the public at large is indistinguishable from any other energy efficiency measure or change in operation that the building owner may institute. Actions of this type clearly and unambiguously do not place an entity in the position of being a public utility.

Furthermore, as RealEnergy's plants are matched individually to RealEnergy's customers, with each plant offering energy based on market prices and existing tariffs, there is no potential leverage among RealEnergy's multiple plants that could be applied to the disadvantage of any customer. Because such individualized provision of energy

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[6] While the first-cited cases represent instances where the entity sought exemption as an inside-the-facility owner/operator of a unit, the latter-cited cases and other cases not cited here represent instances where no-action letters were issued to operators of units owned by the facility or building's owner. RealEnergy submits that its ownership of such inside-the-facility units does not change the logical basis for exemption of an entity that merely operated such units. Building owners may choose to contract for the services provided with a unit they have purchased with their own capital investment, or may contract for such services including the service of providing the capital investment represented by the unit. In either case, the services are internally required and are provided under a contract that fully protects the building owner's interests, negotiated and performed under fully competitive terms and conditions.

[7] *See* 15 U.S.C. § 79a(b).

services is consciously left unregulated by the states because it is not seen as a public utility function, RealEnergy's operations do not disable or bypass any state regulator or subject any consumer to market power.

Public utility customers and investors cannot be the victim of abuse by a company such as RealEnergy which operates only small-scale stand-alone generators, not interconnected with each other, not interdependent in any manner, each required contractually and competitively to offer advantages relative to local utility service, and not otherwise able to affect each other's operations or sales to their separate building owners. The concerns specific to regulated companies, such as protecting the customers of subsidiary public utilities from the holding company's provision of services or materials at drastically inflated costs and profits, are likewise irrelevant to RealEnergy, because it has no monopoly on either power or thermal energy sales under which it could pass through any inflated costs or profits.

RealEnergy's customers are contractually assured that RealEnergy's power and thermal offerings will be based on market conditions and existing tariff structures. Even within the buildings where RealEnergy operates, the owners continue to buy residual power from the grid and may obtain thermal energy from other sources, so they remain well aware of the competitive advantages offered by RealEnergy.

Because the competitive markets in which RealEnergy sells its products and services assure efficiency for market purposes, extending PUHCA to RealEnergy is also not necessary to address any lack of efficiency in operations, management, raising of capital, and other functions which holding companies performed for their utility subsidiaries. Building owners are not bound through any exercise of market power to purchase RealEnergy's services. Those building owners purchase from RealEnergy only when they find doing so commercially advantageous on a going-forward basis. Furthermore, the Act's objective of protecting utility investors by providing them uniform accounting and transparency of ownership structures also is irrelevant to RealEnergy, which does not treat its units as separate subsidiaries, is not publicly traded, is not wholly-owned by any parent company, and observes uniform accounting principles and standards.

RealEnergy clearly is not the type of entity that the Act includes within the definition of "electric utility company" or "holding company." Nor would any public policy objective be served by regulating RealEnergy or its investors. RealEnergy is fundamentally different from the type of company that the Act was intended to cover, and its operations do not give rise to circumstances that could result in the types of abuses the Act is meant to prevent. Accordingly, it is not in the public interest for the SEC to take any action against RealEnergy, its subsidiaries or its owners. Neither RealEnergy nor RealEnergy Projects should be considered an electric utility company within the scope of the Act, and, consistent therewith, their owners and subsidiaries should not be considered holding companies or otherwise regulated under the Act.

3. CONCLUSION

On the basis of the facts set forth above, it is our opinion, and we respectfully request your concurrence, that neither RealEnergy, Inc. nor RealEnergy Projects I LLC will be an "electric utility company" as defined in Section 2(a)(3) of the Act by virtue of the ownership and operation of RealEnergy's various DG plants in the United States as set forth in this request.

If you require any further information or have any questions, please do not hesitate to call the undersigned.

Respectfully submitted,

John W. Jimison, Esq.
Attorney for
RealEnergy, Inc. and RealEnergy Projects I LLC

Attachment: Sample Contract

FORM LEASE (COMMERCIAL)
With Base Rent
Updated 05.01.03

LEASE AND ENERGY SERVICES AGREEMENT

This Lease and Energy Services Agreement ("Agreement") is made as of the __ day of __________, 2003 ("Effective Date"), by and between:

Owner: **[Owner Name]**, a [__________] with its mailing address for notices and a principal office at [_____________], (hereinafter referred to as "Owner").

and

RealEnergy: **REALENERGY, INC.**, a Delaware corporation, with its mailing address for notices and a principal office at 5957 Variel Avenue, Woodland Hills, CA 91367 (hereinafter referred to as "RealEnergy").

BACKGROUND

Owner is the owner of a commercial office building located at [____________] (the "Facility"). Owner desires to obtain from RealEnergy electrical energy [and thermal energy] for Owner's tenants and the common areas of the Facility. The electrical energy [and thermal energy] will be provided to Owner by RealEnergy from an energy plant (the "System") to be installed on premises in or near the Facility to be leased by RealEnergy from Owner.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, Owner and RealEnergy hereby agree as follows:

AGREEMENT

ARTICLE 1

Defined Terms

Terms used but not defined in the text of this Agreement shall have the meanings set forth in Schedule 1 attached hereto.

ARTICLE 2

Lease of Premises and Related Matters

2.01 Lease of Premises. Owner hereby demises and leases to RealEnergy, and RealEnergy hereby rents from Owner, those premises ("Premises") located in the Facility which are described in Exhibit A. RealEnergy shall lease the Premises "as-is" in their existing condition. Owner shall not have any obligation to provide any services or improvements to the Premises except as set forth in Exhibit A or elsewhere herein.

2.02 Term and Rent.

(a) Term. The term of the lease of the Premises shall be the Term of this Agreement as set forth in Section 6.01.

(b) Commencement Date. The "Commencement Date" means the earlier of (i) the date that is ___ days after Owner approves the Initial Plans according to Section 3.01(b) below, or (ii) the Energy Delivery Date; provided, however, that the ____ day period described in clause (i) above will be extended one (1) day for each day that RealEnergy is delayed in completing the Installation as result of Force Majeure.

(c) Rent. Commencing on the Commencement Date and then throughout the Term, RealEnergy will pay Owner Rent according to the following provisions:

(i) "Rent" means the amount of ______________ dollars ($_______) per month. Rent will be payable in monthly installments (prorated for any partial month), in advance, on or before the first day of each and every month after the Commencement Date during the Term. However, if the Commencement Date occurs on other than the first day of a month or the Term ends on a day other than the last day of a month, Rent for such month will be appropriately adjusted on a prorated basis. Rent will be applied toward payment of the Access Fee in accordance with Article 5.

(ii) All Rent will be paid to Owner in lawful money of the United States of America, at Owner's address set forth at the beginning of this Agreement or to such other person or at such other place as Owner may from time to time designate in writing.

2.03 Appurtenant Rights. RealEnergy shall have, as an appurtenant right to its occupancy and use of the Premises, the right to enter upon and to access such portions of the Facility and such utility lines, gas lines, ductwork, electrical lines, metering equipment and the like as are reasonably necessary for the construction, reconstruction, replacement, installation, maintenance, care, repair and operation of the System and to carry out activities thereon, subject in each instance to customary security procedures and the Facility's rules and regulations, set forth on Schedule 2.03 (the "Owner's Rules"). RealEnergy shall also have the non-exclusive right to utilize Owner Plant Facilities during the Term of this Agreement for the transmission of Electrical Energy from the System to Owner or to the electric grid for sale to third parties in direct or wholesale transactions. RealEnergy shall exercise its access rights granted herein in such a manner so as not to materially interfere with the operations of the Facility, including the operations of other tenants. Any ductwork, utility lines and other facilities installed by RealEnergy shall be installed to the extent practicable in areas of the Facility controlled by Owner and in such manner so as not to materially interfere with the tenant improvements installed by other tenants of the Facility. It is understood that all existing Owner Plant Facilities are, and shall remain, the property of Owner. If any of RealEnergy's activities cause a material disturbance or damage to the Owner Plant Facilities or the Facility, RealEnergy shall, at its own expense, promptly make repairs and restore the Owner Plant Facilities or the Facility to substantially their condition prior to such damage.

RealEnergy and its officers, employees, agents, customers and invitees shall have the nonexclusive right, in common with Owner and all others to whom Owner has or may hereafter grant rights, to use the Common Areas, subject to the Owner's Rules and such other reasonable regulations as Owner may from time to time impose related to the designation of (i) the days and hours of operation and use; (ii) specific areas in which motor vehicles owned or used by RealEnergy, its officers, employees, and agents must be parked; and (iii) fees charged for parking.

2.04 Use of Premises. RealEnergy shall use the Premises or cause the Premises to be used solely for the purposes of (i) installing the System and (ii) generating, producing, enhancing, transforming and transmitting for sale, Electrical Energy and Thermal Energy (if applicable) and activities related thereto pursuant to this Agreement. RealEnergy shall not use or permit the Premises or any other area of the Facility to be used for any purpose not contemplated in this Agreement. Except for materials necessary for the operation and maintenance of the System, as approved by Owner and in compliance with applicable law, RealEnergy shall not use, or allow another person or entity within its control, to use any part of the Premises or the Facility for storage, use, treatment or sale of any Hazardous Material, except as permitted by applicable Laws. Furthermore, RealEnergy shall indemnify, defend and hold Owner harmless from and against all loss, cost, liability and damage, including without limitation, reasonable attorneys' fees and litigation costs, arising from the current or future release of Hazardous Materials to the extent caused or permitted by RealEnergy or its agents or representatives. The indemnity obligation set forth in this Section 2.04 shall survive the expiration or early termination of this Agreement.

2.05 Maintenance of Owner Plant Facilities. Owner shall at all times during the Term of this Agreement maintain the Owner Plant Facilities in good condition and repair so as to be able to receive and utilize the Electrical Energy and Thermal Energy delivered to the Owner from the System and receive and utilize electrical energy and or thermal energy from the Owner Utilities. Owner shall maintain in good working order and available at all times on an immediate demand basis, its hookup to and its service contract with, the relevant Owner Utilities, or any successors thereto, so that during periods where the System is not in operation for any reason, Owner can immediately obtain its full requirements for electrical energy and thermal energy from such Owner Utilities.

2.06 Water, Sewer and Gas. Owner shall be responsible for providing access to adequate water supply, sewer and gas service necessary for the operation of the System; provided that Owner will not be billed for any parasitic load used by RealEnergy for the operation of the System.

2.07 Reserved Rights. Owner reserves the use of the land, walls and roof of the Facility, together with the right to install, maintain, use, repair and replace pipes, ducts, conduits, wires and structural elements leading through the Facility in locations which will not materially interfere with RealEnergy's use of the Facility, or if such action would cause material interference with the RealEnergy's use of the Facility, Owner shall conduct such installation, maintenance, repair or replacement only after at least forty-eight (48) hours advance notice to RealEnergy and at a time that minimizes such interference, outside of normal business hours, if reasonably practical. If Owner's interference with RealEnergy's use of the Premises restricts full operation of the System (a "Directed Shutdown"), Owner agrees to compensate RealEnergy pursuant to the terms of Article 7.

2.08 Hazardous Materials. Notwithstanding anything herein to the contrary, Owner shall be responsible for the removal in accordance with all applicable Laws of all Hazardous Materials released or threatened to be released in, on, under or about or emanating from the Premises, or the Facility, known or unknown, as of the date of execution of this Agreement or hereafter coming to be released or threatened to be released on, under or about or to emanate from the Facility from the act or omission of Owner, other tenants and/or other persons. In the event of any current or future release or threat of release of Hazardous Materials upon adjacent lands (if caused or permitted by Owner or its agents or its representatives or persons claiming under Owner) or upon the Facility (if caused by any party other than RealEnergy or its agents or representatives), Owner shall promptly remedy the problem in accordance with all applicable Laws and requirements. Furthermore, Owner shall indemnify, defend and hold RealEnergy harmless from and against all loss, cost, liability and damage, including without limitation reasonable attorneys' fees and litigation costs, arising from the current or future release or threat of release of Hazardous Materials to the extent caused or permitted by Owner or its agents or representatives or other tenants or other persons. The indemnity obligation set forth in this Section 2.08 shall survive the expiration or early termination of this Agreement.

2.09 Entry to Facility. Owner shall have the right to enter the area of the Facility where the System is installed at all reasonable times for the purposes of inspection, repair and maintenance, provided that: (i) RealEnergy is given written notice of such entry not less than 48 hours in advance; (ii) RealEnergy or any agent or employee of RealEnergy designated thereby shall be permitted to be present during such entry; and (iii) Owner shall indemnify, hold harmless, and agree to defend with counsel reasonably acceptable to RealEnergy, RealEnergy from and against any and all loss, cost, Claim, damage, or expense, caused directly or indirectly, in whole or in part, by such entry, including but not limited to damage to the System, the Premises, or any other property or person. The provisions of this Section 2.09 shall survive the expiration or earlier termination of this Agreement.

2.10 RealEnergy Property. The System and all designs, plans and specifications of the System and alterations, additions, improvements or installations made thereto by RealEnergy and all RealEnergy property used in connection with the installation, operation and maintenance of the System is, and shall remain, the personal property of RealEnergy ("RealEnergy Property"). In no event shall any RealEnergy Property be deemed to be a fixture, nor shall Owner, nor anyone claiming by, through, or under Owner (including but not limited to any present or future mortgagee of the Facility or the Premises) have any rights in or to the RealEnergy Property at any time. Owner acknowledges and agrees that RealEnergy may be required to grant or cause to be granted to the secured party a security interest in RealEnergy Property and Owner expressly disclaims and waives any rights it may have in the RealEnergy Property, at any time and from time to time, pursuant to this Agreement, at law or in equity.

2.11. Subordination, Non-Disturbance and Attornment. Owner shall use its best efforts to obtain from any current lender or mortgagee of the Facility a written undertaking in favor of RealEnergy to the effect that such lender or mortgagee will not disturb RealEnergy's right of possession of the Premises if RealEnergy is not then or thereafter in default of this Agreement, and in no case shall such lender interfere with RealEnergy's right to possession and/or ownership of the System. Owner shall have the right to cause this Agreement to be and become and remain subject and subordinate to any and all ground or underlying leases, mortgages or deeds of trust which may hereafter be executed covering the Facility or the property or any renewals, modifications, consolidations, replacements or extensions thereof, for the full amount of all advances made or to be made thereunder and without regard to the time or character of such advances, together with interest thereon and subject to all the terms and provisions thereof; provided, however, that Owner obtains from the lender or other party in question a written undertaking in favor of RealEnergy to the effect that such lender or other party will not disturb RealEnergy's right of possession under this Agreement if RealEnergy is not then or thereafter in breach of any covenant or provision of this Agreement. RealEnergy agrees, within ten (10) days after Owner's written request therefor, to execute, acknowledge and deliver upon request any and all documents or instruments reasonably requested by Owner or necessary or proper to assure the subordination of this

Agreement to any such mortgages, deeds of trust, or leasehold estates in accordance with the terms hereof. RealEnergy agrees that in the event any proceedings are brought for the foreclosure of any mortgage or deed of trust or any deed in lieu thereof, to attorn to the purchaser or any successors thereto upon any such foreclosure sale or deed in lieu thereof as so requested to do so by such purchaser and to recognize such purchaser as the lessor under this Agreement; RealEnergy shall, within five (5) days after request execute such further instruments or assurances as such purchaser may reasonably deem necessary to evidence or confirm such attornment. RealEnergy agrees to provide copies of any notices of Owner's default under this Agreement to any mortgagee or deed of trust beneficiary whose address has been provided in writing to RealEnergy and RealEnergy shall provide such mortgagee or deed of trust beneficiary a commercially reasonable time after receipt of such notice within which to cure any such default. RealEnergy waives the provisions of any current or future statute, rule or law which may give or purport to give RealEnergy any right or election to terminate or otherwise adversely affect this Agreement and the obligations of the RealEnergy hereunder in the event of any foreclosure proceeding or sale.

2.12 Casualty. If the Facility is substantially destroyed or damaged by fire or otherwise so as to impair materially the performance of Owner's or RealEnergy's obligations under this Agreement, then Owner or RealEnergy shall each have the option, upon written notice to the other party within thirty (30) days after such casualty, to terminate this Agreement. In addition, Owner shall have the right to terminate this Agreement upon fifteen (15) days prior written notice if a substantial portion of the Facility suffers a casualty and (i) in Owner's reasonable determination, such casualty cannot be restored within one hundred twenty (120) days after the date Owner discovers such casualty; or (ii) the damage is not fully covered by insurance proceeds available to Owner; or (iii) such damage occurs during the last twelve (12) months of the term of this Agreement. In the event of a casualty, unless this Agreement is terminated by Owner or RealEnergy as provided in this section, RealEnergy shall, as soon as possible, repair, or cause to be repaired, the System in a manner and to at least a condition equal to that existing prior to its destruction or casualty, and reopen or cause to be reopened the System for operation; provided that RealEnergy shall not be required to expend more than the proceeds of any insurance or claim received by RealEnergy with respect to such casualty.

2.13 Eminent Domain. If the Facility, or a portion thereof such as to impair materially the performance of Owner's or RealEnergy's obligations under this Agreement, is taken by condemnation or the right of eminent domain, or by agreement between Owner and those authorized to exercise such right (collectively the "condemnation proceedings"), then Owner or RealEnergy shall be entitled to terminate this Agreement immediately upon delivery of written notice to the other party, provided that such notice is given not later than sixty (60) days after such taking. Any award made for any taking of the Facility, or any portion thereof, shall belong to and be paid to Owner, and RealEnergy hereby assigns to Owner all of its right, title and interest in any such award; provided, however, that RealEnergy shall be entitled to receive any portion of the award that is made to Owner specifically (i) for the taking of RealEnergy Property, (ii) for the interruption of RealEnergy's business, goodwill or its moving costs, or (iii) for the value of any leasehold improvements installed thereon and paid for by RealEnergy, including the System. Should any part of the Facility be so taken and should this Agreement not be terminated in accordance with the foregoing provisions, then (A) Owner covenants and agrees promptly after such taking at its cost to restore the Facility as nearly like its condition prior to such taking as shall be practicable, and (B) RealEnergy shall restore the System to as nearly like its condition prior to such taking as shall be practicable. In no event shall Owner or RealEnergy be obligated to expend more for such restoration than the amount of the award from the condemning authority actually available to Owner and RealEnergy.

2.14 Surrender of Premises. On the expiration or earlier termination of this Lease, RealEnergy shall remove all equipment of RealEnergy in the Premises or elsewhere in the Facility and surrender the Premises in good order, repair and condition, reasonable wear and tear and damage by fire or casualty or eminent domain taking excepted.

ARTICLE 3

RealEnergy System Installation and Operations

3.01 Development, Construction and Installation.

(a) RealEnergy shall, at its sole cost and expense, design, build, own, maintain, repair and operate the System at the Facility substantially in compliance with the plans and specifications set forth in a project design to be approved by the Owner in its reasonable discretion and in accordance with Section 3.01(b) below. The general contractor and subcontractors to be hired by RealEnergy to install the System shall be approved by Owner in its reasonable discretion. Prior to the commencement of any work, such contractor and subcontractors shall deliver to Owner evidence of the insurance required under Article 9 below. RealEnergy shall obtain, at RealEnergy's sole cost, any permits or regulatory approvals required for the installation and operation of the System, and the installation of the System shall be in compliance with all Laws. RealEnergy shall be responsible for completing the installation of the System within three hundred sixty (360) days after the date that Owner approves the Project Design (defined in Section 3.01(b)), plus a day-for-day extension for any delays caused by Force Majeure events or delays in the approval of the contractor or subcontractors within a reasonable time. RealEnergy shall obtain, at RealEnergy's sole cost, any permits or regulatory approvals required for the installation of the System. The construction and installation of the System shall be in compliance with all Laws and in accordance with the Project Design.

(b) RealEnergy shall prepare and submit to Owner the initial plans and specifications for the design, engineering, construction and installation of the System ("Initial Plans") within thirty (30) business days after the Effective Date. Owner will provide its review and comments on the Initial Plans within ten (10) business days after receipt of the Initial Plans. If so requested by Owner, RealEnergy shall revise the Initial Plans and provide revised Initial Plans within fifteen (15) business days after receipt of the comments from Owner. Owner may continue this process in good faith: (i) until the Initial Plans are approved by Owner; or (ii) Owner has elected to terminate the review of the Initial Plans and has elected to terminate this Agreement based on the materially unacceptable condition of the revised Initial Plans submitted by RealEnergy. After and subject to the Owner's approval of the Initial Plans (such approved Initial Plans are referred to herein as the "Project Design"), the System shall be designed, engineered, constructed and installed in accordance with the Project Design.

3.02 Operations. On and after the Energy Delivery Date, RealEnergy shall cause the System and the Interconnection Facilities to be operated and maintained at RealEnergy's sole cost, including the cost of capital repairs and replacements, in a commercially reliable manner throughout the Term of this Agreement and in accordance with prevailing industry standards and Laws. RealEnergy shall provide Electrical Energy and Thermal Energy to Owner from the System as set forth in Sections 4.01 and 4.02 below. If the supply of Electrical Energy or Thermal Energy for the Facility is interrupted as a result of a malfunction or other shutdown of the System, RealEnergy shall use commercially reasonable efforts to remedy such interruption and return the System to normal operation. RealEnergy shall operate the System so as not to unreasonably disrupt the Owner Plant Facilities. If at any time the System is reasonably determined by Owner to be materially disruptive to the Owner Plant Facilities, Owner shall have the right, on written notice to RealEnergy, to demand that the System be appropriately modified to avoid such unreasonable interference or that the System be shut down. If RealEnergy fails to take appropriate corrective action in a prompt and responsible manner, Owner shall have the right to shut down the System thereafter, on written notice to RealEnergy, and in accordance with written procedures established by Owner and RealEnergy. Owner shall cooperate with RealEnergy's efforts to restore the System to operation in a manner that is not materially disruptive. Owner shall not be liable to RealEnergy for any such shut down performed in accordance with the established procedures.

ARTICLE 4

Purchase and Sale of System Energy

4.01 Electrical Energy Sale and Purchase. RealEnergy shall generate, sell and deliver Electrical Energy to Owner at the Electrical Interconnection Point. Owner agrees to purchase the Electrical Energy on the following terms:

(a) Owner shall purchase all of the Electrical Energy supplied by RealEnergy from the System to the extent that Electrical Energy is utilized by the Facility. Owner shall accept and purchase Electrical Energy delivered by RealEnergy from the System prior to accepting any electrical energy from any other source and shall accept and purchase electrical energy from any such other source only to the extent that RealEnergy cannot supply Owner's needs for electrical energy. RealEnergy shall retain sole control and absolute discretion over the times of operation of the System and the amount of Electrical Energy, if any, delivered to Owner.

(b) Owner shall pay RealEnergy for all Electrical Energy delivered to the Electrical Interconnection Point at the Electricity Purchase Price determined as set forth in Schedule 4.01. RealEnergy shall be responsible for any Stand-by or Interconnection Charges, and any other charges associated exclusively with the installation or operation of the System which are assessed to Owner by the Owner Electric Utility. Owner shall cooperate with RealEnergy in seeking rate reductions, incentive payments, rebates or the like which arise are associated exclusively with the installation or operation of the System ("Incentive Payments"). Owner shall pay to RealEnergy an amount equal to any Incentive Payments which are paid directly to Owner.

(c) Title to and risk of loss for Electrical Energy shall transfer from RealEnergy to Owner at the Electrical Interconnection Point.

(d) RealEnergy shall measure the actual amount of Electrical Energy supplied to Owner using a meter at the Electrical Interconnection Point (the "Meter"), which shall be installed at RealEnergy's cost. No Electrical Energy utilized by the System shall be accounted for by the Meter, which shall record only Electrical Energy delivered to the Electrical Interconnection Point.

(e) RealEnergy shall render to Owner an Invoice for each Billing Cycle during the Term of this Agreement setting forth the charges and the amounts due RealEnergy for Electrical Energy (and any Thermal Energy supplied pursuant to Section 4.02). Owner will remit full payment with each Invoice to RealEnergy within fifteen (15) calendar days subsequent to the "Invoice Date" stated on such Invoice (the "Due Date"). Overdue payments shall accrue interest at the Contract Rate from, and including, the Due Date to, but excluding, the date of payment. If Owner in good faith disputes an Invoice, Owner shall provide RealEnergy with a written explanation specifying in detail the basis for the dispute, and Owner shall pay the entire Invoice including the amount in dispute no later than the Due

Date. All disputes shall be resolved as provided in Section 15.08 hereof. If any amount disputed by Owner is determined not to be owed to RealEnergy, Real Energy shall refund such amount to Owner within five (5) days of such determination, along with the interest accrued at the Contract Rate from the original Due Date until the date such refund is paid.

(f) The parties acknowledge that the Owner may procure electricity commodity from a competitive electricity supplier other than the Owner Utility ("Competitive Supplier") for that portion of electrical energy utilized by the Facility but not provided from the System (the "Residual Load"). Upon the Owner's entering into an electricity commodity contract for a term of at least one year with a reputable Competitive Supplier ("Competitive Commodity Contract"), RealEnergy will adjust its pricing under Schedule 4.01 to equal the price set in the Competitive Commodity Contract plus any incremental charges from the Facility's utility distribution company, provided that: (i) the Competitive Commodity Contract must be based on the full electricity requirements for the Facility on a firm commitment basis (and assuming the load profile and load factor that would exist in the absence of the System) and not merely based on the characteristics of the Residual Load; (ii) the pricing under the Competitive Commodity Contract reflects a time differentiated price structure with a minimum of 2 pricing time periods or otherwise consistent with tariff definitions under local utility time periods; (iii) the adjusted pricing shall include all incremental charges (i.e. transmission, delivery, surcharges, exit fees and other non-bypassable or mandatory charges) imposed by the Owner Utility in connection with the Competitive Commodity Contract; and (iv) RealEnergy shall have no obligation to pay to or reimburse Owner for any "re-marketing" or other costs or expenses associated with Owner's failure or inability to satisfy its obligations under the Competitive Commodity Contract. The adjusted pricing shall continue for the duration of the Competitive Commodity Contract and then revert to the Owner Utility pricing in effect at the time of the commencement of the Competitive Commodity Contract. The pricing under this Agreement shall not be adjusted to reflect (a) offers that are not accepted by the Owner, (b) pricing obtained by the Owner for less than the full Facility requirements for electricity, or (c) pricing that is offered in conjunction with additional services from the Competitive Supplier not related to the provision of the electricity commodity. This subsection 4.01(f) shall not restrict nor prohibit Owner from purchasing energy "power strips" (or similar products or services) nor from entering into "interruptible rate agreements" (or similar agreements) with respect to the Residual Load; provided that RealEnergy shall not be required to adjust its pricing under Schedule 4.01 to equal the pricing under the "power strips" or the "interruptible rate agreements."

4.02 Thermal Energy Sale and Purchase. RealEnergy shall generate, sell and supply Thermal Energy in the form of hot water or chilled water to Owner at the HVAC Interconnection Point on the terms set forth below. Owner agrees to purchase the Thermal Energy on the following terms:

(a) Owner shall purchase all of the Thermal Energy supplied by RealEnergy from the System to the extent that Thermal Energy is utilized by the Facility. Owner shall accept and purchase Thermal Energy delivered by RealEnergy from the System prior to accepting any thermal energy from any other source and shall accept and purchase thermal energy from any such other source only to the extent that RealEnergy cannot supply Owner's needs for thermal energy. RealEnergy shall retain sole control and absolute discretion over the times of operation of the System and the amount of Thermal Energy, if any, delivered to Owner.

(b) Owner shall pay RealEnergy for all Thermal Energy delivered in the form of either hot water or chilled water to the HVAC Interconnection Point at the Thermal Energy Purchase Price determined as set forth in Schedule 4.02(a) - Hot Water and 4.02(b) - Chilled Water.

(c) Title to and risk of loss related to Thermal Energy shall transfer from RealEnergy to Owner at the HVAC Interconnection Point.

(d) RealEnergy shall measure the actual amount of Thermal Energy supplied to Owner using a commercially available metering system at the HVAC Interconnection Point, which shall be installed at RealEnergy's cost. The metering system shall be one that is utilized by utilities and/or other providers of thermal energy.

(e) RealEnergy shall render to Owner an Invoice for each Billing Cycle during the Term of this Agreement setting forth the charges and the amounts due RealEnergy for Thermal Energy. The Invoice shall also include charges for Electrical Energy, and shall be payable, as provided in Section 4.01(e).

ARTICLE 5

Access Fee

Commencing as of the Energy Delivery Date and continuing throughout the Term of this Agreement, RealEnergy agrees to pay Owner as an access fee ("Access Fee") an amount equal to _____ percent of the amount paid to RealEnergy by Owner and other purchasers (including third-party purchasers) of Electrical Energy and Thermal Energy produced and sold by RealEnergy from the System during the applicable Billing Cycle (net of any utility user taxes or other similar pass-through charges assessed in connection with the sale of Electrical Energy and Thermal Energy hereunder). RealEnergy shall pay the Access Fee to Owner within ten (10) calendar days following receipt by RealEnergy of payment for the System Energy sold during the applicable Billing Cycle.

ARTICLE 6

Term; Early Termination

6.01 Term of Agreement. The term of this Agreement shall commence on the Effective Date and shall expire on the fifteenth (15th) anniversary of the Commencement Date, unless earlier terminated pursuant to the provisions herein ("Term").

6.02 Early Termination by Owner. Owner may terminate this Agreement at any time on 30 days written notice (i) if the commencement of construction of the System does not occur on or before 360 days after Owner approves the Project Design or (ii) pursuant to Section 10. This Agreement shall terminate upon the expiration of such notice period, and neither party shall have any further liability to the other party hereunder, except for any provisions contained herein that are intended to survive the expiration or earlier termination of this Agreement. In the event of an early termination of this Agreement pursuant to subsection 6.02(ii) above, the Owner shall have the rights set forth in Section 10.02(b). Upon any early termination pursuant to this Section 6.02, RealEnergy shall remove RealEnergy property and equipment, including the System from the Premises and leave the Premises in substantially the same condition as it was delivered to RealEnergy at the commencement of this Agreement, normal wear and tear and casualty and condemnation excepted.

6.03 Termination by RealEnergy. RealEnergy may terminate this Agreement at any time on 30 days written notice (i) if the commencement of construction of the System does not occur on or before the first anniversary of the Effective Date, (ii) pursuant to Section 10 or (iii) if RealEnergy shall determine, in its sole discretion, at any time during the Term that it is unable to provide Electrical Energy or Thermal Energy to Owner from the System on a basis that is profitable to RealEnergy for a period of 180 consecutive days. In the event of an early termination of this Agreement pursuant to Subsection 6.03(ii) above, then RealEnergy shall have the rights set forth in Section 10.02(a). This Agreement shall terminate upon the expiration of such notice period, and neither party shall have any further liability to the other party hereunder, except for any provisions contained herein that are intended to survive the expiration or earlier termination of this Agreement and except that RealEnergy may have access to the Premises and the Facility thereafter to remove RealEnergy Property.

6.04 Limitation of RealEnergy Liability upon Early Termination. In the event of a termination pursuant to this Article 6, RealEnergy shall not be responsible to Owner for any lost profits of Owner or any increased electrical energy or thermal energy utility costs of Owner or Owner's tenants arising on account of any early termination of this Agreement as provided in this Article 6.

ARTICLE 7

Suspension of Operations

If the operation of the System is suspended due to the breach of this Agreement by Owner or due to the negligence or willful misconduct of Owner or any of its employees or agents, Owner shall pay RealEnergy (i) the amount of any actual physical damages to the System and/or any associated increased operating costs incurred by RealEnergy resulting from such breach, negligence or willful misconduct, plus (ii) liquidated damages of $[___] per hour for each hour that operation is suspended ("Suspension Rate").

ARTICLE 8

Indemnity

To the extent permitted by law, Owner and RealEnergy hereby indemnify and hold each other harmless from and against any and all Claims for personal injury or property damage (including reasonable attorneys fees and litigation costs), to the extent caused by (a) its negligence or willful misconduct in carrying out its obligations hereunder or (b) the breach by the indemnifying party of the terms of this Agreement. In addition, Owner hereby indemnifies RealEnergy and holds it harmless from and against all Claims arising out of any dispute between Owner and any of its tenants regarding the business arrangements between RealEnergy and Owner or Owner's obligations under its leases with any other tenant(s) regarding the supply of, or charges for, electrical energy or thermal energy, or the amounts paid by RealEnergy to Owner under this Agreement. The indemnity obligation set forth in this Section 8 shall survive the expiration or earlier termination of this Agreement.

ARTICLE 9

Insurance

9.01 Insurance Coverage. Throughout the Term of this Agreement, RealEnergy, at its sole cost and expense (or RealEnergy's contractor at its sole cost and expense), shall maintain the following insurance coverages:

(a) RealEnergy shall maintain Commercial general liability insurance against the risks of personal injury and property damage occurring on, in or about the Facility, or arising from RealEnergy's ownership, installation, use or maintenance of the System, in an amount of not less than One Million Dollars ($1,000,000) per occurrence, Two Million Dollars ($2,000,000) annual aggregate, including broad form property damage. Excess liability coverage shall be provided on a form following basis, with a limit not less than Five Million Dollars ($5,000,000).

(b) RealEnergy shall maintain Professional errors and omissions insurance with a limit of One Million Dollars ($1,000,000) per Claim and in the aggregate.

(c) RealEnergy shall maintain Worker's Compensation Insurance to provide statutory workers compensation benefits, as required by the laws of the states in which the Facility and RealEnergy's employees are located and Employers' Liability Insurance on an "occurrence" basis with a limit of not less than One Million Dollars ($1,000,000) for each employee.

(d) RealEnergy's contractor shall maintain Builders' risk insurance in an amount equal to 100% of the projected completed value of the work with "increased cost of construction" endorsement. Such insurance shall be on an all-risk policy form and shall insure against the perils of fire and extended coverage and physical loss or damage.

RealEnergy's contractor shall provide Owner with a certificate containing evidence of such coverage prior to commencing any work at the Facility. Prior to the Energy Delivery Date, RealEnergy shall provide Owner with a certificate containing evidence of such coverage and RealEnergy shall thereafter provide Owner with appropriate evidence of such coverage upon each anniversary date of the policy.

9.02 Owner's Insurance. Owner shall procure and maintain at all times during the Term of this Agreement, a policy or policies of insurance covering loss or damage to the Facility in an amount not less than the amount of insurance that is generally carried by the owners of comparable buildings in the vicinity of the Facility, providing protection against all perils included within the classification of fire and extended coverage, vandalism coverage and malicious mischief, sprinkler leakage, water damage, and special extended coverage.

9.03 Insurance Policies. All insurance policies required under this Article 9 shall be issued by insurers of recognized responsibility which are licensed to do business in the state in which the Facility is located. RealEnergy's policy of insurance for Commercial General Liability as required in this Article 9 shall name Owner as an additional insured and shall contain an agreement by the insurer that such policy shall not be terminated, canceled or materially reduced in coverage without at least thirty (30) days' prior written notice to Owner; provided such notice shall be ten (10) days in the case of a failure to pay premiums.

9.04 Waiver of Subrogation. Each party releases and waives on behalf of itself and on behalf of the insurers of such party's property, any and all claims and any rights of subrogation of any such insurer against the other party, its employees and agents for loss sustained from any peril to property required to be insured against herein, whether or not such insurance is actually in force, or from any peril to property actually insured against, though not required to be under this Agreement.

ARTICLE 10

DEFAULTS AND REMEDIES

10.01 Events of Default. The following shall be considered to be an "Event of Default" under this Agreement:

(i) Owner or RealEnergy fails to pay any amounts due under this Agreement when the same is due and payable, and such failure continues for ten (10) days after receipt of written notice from the other party; or

(ii) Owner or RealEnergy fails to perform or observe any other material requirement of this Agreement (other than as addressed in subsection (i) above) on the part of Owner or RealEnergy to be performed or observed and such failure continues for thirty (30) days after receipt of written notice to the defaulting party from the other party; provided, however, that if the Event of Default is of such a nature that it cannot reasonably be cured within such thirty (30) day period, the time within which to cure shall be reasonably extended up to an additional sixty (60) days (i.e., ninety (90) days after receipt of such notice) so long as the defaulting party shall commence the cure within such thirty (30) day period and the defaulting party thereafter diligently proceeds to complete such cure and such cure is completed on or before the date which is ninety (90) days after receipt of such notice.

(iii) Owner or RealEnergy files a petition of any type as to its bankruptcy, is declared bankrupt, becomes insolvent, makes an assignment for the benefit of creditors, goes into liquidation or receivership, or otherwise loses legal control of its business involuntarily.

10.02 Remedies. Upon the occurrence of an Event of Default, the non-defaulting party may, in addition to seeking remedies expressly set forth below, terminate this Agreement and RealEnergy shall remove all RealEnergy Property from the Facility at the expense of the defaulting party. In addition to termination for an Event of Default, the exclusive remedies for breach of this agreement shall include the following:

(a) In the case of a breach by Owner, RealEnergy may recover, as applicable: (i) damages for any claim of personal injury or property damage, (ii) the Suspension Rate, for so long as operations are suspended due to the breach as provided in Article 7, (iii) any amounts due and owing under the Agreement, and (iv) any damages incurred by RealEnergy in the case of the early termination of this Agreement pursuant to an Event of Default. In addition, RealEnergy may recover reasonable attorney's fees or other out of pocket transition expenses associated with termination of the Agreement or the Event of Default;

(b) In the case of a breach by RealEnergy, Owner may recover: as applicable, (i) damages for claims for personal injury or property damage resulting from such breach, (ii) any amounts due and owing under the Agreement, and (iii) any out of pocket transition expenses, including reasonable attorney fees incurred in connection with the termination of the Agreement and/or the transition to another supplier of energy; and

(c) The remedies set forth in this Article 10 and in Article 7 are the sole and exclusive remedies of the parties for any breach of this Agreement.

10.03 Limitation of Liability. Neither party shall be liable in contract, in tort (including negligence), strict liability or otherwise for any special, indirect, or consequential damages whatsoever including, but not limited to, loss of profits or revenue, loss of use of equipment, cost of capital, cost of temporary equipment, overtime, business interruption, spoilage of goods, claims of customers or tenants of Owner or other economic harm; provided this provision shall not de deemed to limit the rights under Section 10.02. RealEnergy shall not be responsible for any increased utility costs suffered by Owner or Owner's tenants on account of any breach of the Agreement by RealEnergy, except as provided herein.

ARTICLE 11

Disclaimer of Warranties

EXCEPT AS EXPRESSLY SET FORTH HEREIN, REALENERGY MAKES NO OTHER REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE SYSTEM, ITS PERFORMANCE OR AS TO THE AVAILABILITY, RELIABILITY OR QUALITY OF THE SYSTEM ENERGY.

ARTICLE 12

Assignment

12.01. Assignment by Owner. Owner may, in its sole discretion at any time, sell, exchange or otherwise voluntarily or involuntarily transfer or assign its interests in the Facility and this Agreement, provided that the purchaser of the Facility agrees to assume Owner's duties and obligations under this Agreement through the end of the Term and such purchaser has the financial resources to perform Owner's obligations hereunder and Owner pays all sums owed to RealEnergy prior to the date of such assignment. If Owner transfers its interest in the Facility in compliance with the provisions of this Section 12.01, then Owner shall be released from all obligations under this Agreement arising after the date of such transfer.

12.02. Assignment by RealEnergy. RealEnergy may, in its sole discretion at any time, sell, exchange, will or otherwise voluntarily or involuntarily transfer or assign its interests in the System and this Agreement, provided that RealEnergy's successors in interest agree to assume RealEnergy's obligations under this Agreement through the end of the Term and such successor has the technical experience to perform RealEnergy's obligations hereunder. Upon such transfer, RealEnergy shall be released from its obligations hereunder. In addition, RealEnergy may assign or encumber its interests in the System or this Agreement without Owner consent: (i) to an affiliate of RealEnergy, or (ii) in connection with any financing of the System.

ARTICLE 13

Notices and Certificates

13.01 Notices. Any notice, statement, certificate, request or demand required or permitted to be given or delivered under this Agreement shall be in writing, and sent by either (i) registered or certified mail, postage prepaid, return receipt requested, or (ii) nationally recognized overnight courier service (such as Federal Express), in either case addressed, as the case may be, to Owner or RealEnergy at the address shown at the beginning of this Agreement, (or to such other addresses as Owner or RealEnergy shall designate in the manner herein provided). Should Owner designate a managing agent and provide notice thereof to RealEnergy, such managing agent shall be authorized and designated to sign, give or deliver to RealEnergy and receive from RealEnergy, any notice under this Agreement. Any such notice, statement, certificate, request or demand shall, in the case of registered or certified mailing, be deemed to have been given on the date mailed as aforesaid in any post office or branch post office regularly maintained by the United States Government, and in the case of delivery by nationally recognized overnight courier service, shall be deemed to have been given upon the date of delivery to an authorized agent of such courier service, except in each case for notice of change of address or revocation of a prior notice, which shall only be effective upon receipt.

13.02 Estoppel Certificates. Within ten (10) days after request by either party, the other party, from time to time and without charge, shall deliver to the requesting party or to a person, firm or corporation specified by the requesting party, a duly executed and acknowledged instrument, certifying:

(a) that this Agreement is unmodified and in full force and effect, or if there has been any modification, that the same is in full force and effect as modified, and identifying the date of any such modification; and

(b) whether the responding party knows or does not know, as the case may be, of any default by the requesting party in the performance by the requesting party of the terms, covenants and conditions of this Agreement, and specifying the nature of such defaults, if any.

Such certification shall not estop the responding party from thereafter asserting any existing default of which the responding party did not have actual knowledge on the date of execution thereof.

ARTICLE 14

Representations, Warranties and Covenants

14.01 General Representations and Warranties of RealEnergy and Owner. Each of Owner and RealEnergy hereby represents and warrants to the other that the following statements are true and correct as of the date hereof: (a) it is duly organized, validly existing and in good standing under the laws and jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to its performance under this Agreement; (b) the execution, delivery and performance of this Agreement are within its powers, have been duly authorized by all necessary action and do not violate any of the terms or conditions of its governing documents or any contract to which it is a party or any Law applicable to it; (c) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to Laws affecting creditors' rights generally, and with regard to equitable remedies, subject to the discretion of the court before which proceedings to obtain the same may be pending; (d) there are no bankruptcy, insolvency, reorganization, receivership or other similar proceedings pending or being contemplated by it, or to its knowledge threatened against it; (e) to the best of its knowledge, there are no suits, proceedings, judgments, rulings or orders by or before any court or any governmental authority that could materially adversely affect its ability to perform under this Agreement; and (f) it has sufficient knowledge and experience in business matters that enable it to evaluate the merits and risks of entering into this Agreement.

14.02 Representation of RealEnergy. RealEnergy represents and warrants that it is not a public utility or public service corporation under the laws of the State of California or subject to the jurisdiction of the California Energy Commission (the "CEC") or the California Public Utility Commission (the "CPUC") or actively regulated by the Federal Energy Regulatory Commission ("FERC") by reason of this Agreement, or by reason of its receipt of payment for System Energy. RealEnergy further represents and warrants that its sale of System Energy to Owner hereunder does not make RealEnergy an "electrical service provider" as defined in Section 2.18.3 of the Public Utility Code of California. **[for other state/jurisdiction, insert the appropriate rep]**

14.03 Representations and Covenants of Owner. Owner further represents and covenants that (a) Owner shall not re-sell any System Energy to any third party, provided, however, System Energy may be provided to tenants and other occupants of the Facility by Owner and payment for such System Energy may be included in the lease payments from such tenants to Owner, and (b) that RealEnergy shall be the exclusive provider of distributed generation services to the Facility during the term of this Agreement.

ARTICLE 15

Miscellaneous Provisions

15.01 Force Majeure. If Force Majeure renders a party unable to carry out, in whole or part, its obligations under this Agreement and such party gives notice and full details of the event to the other party as soon as practicable after the occurrence of the event, then during the pendency of such Force Majeure, but for no longer period, the obligations of the party claiming Force Majeure (other than the obligation to make payments then due or becoming due) shall be suspended to the extent required. The claiming party shall use commercially reasonable efforts to remedy any Force Majeure event.

15.02 Survival of Obligations. Any sums due from either party that by the terms herein would be payable, or are incapable of calculation until, after the expiration of or earlier termination of this Agreement, shall survive and remain a continuing obligation until paid. Any obligations of either party that by the terms hereof are to be performed after the expiration or earlier termination of this Agreement shall survive and remain a continuing obligation until performed.

15.03 Effect of Captions. The captions in this Agreement are inserted only for convenient identification of paragraphs. They do not describe, interpret, define or limit the scope of this Agreement, or any paragraph or provision hereof.

15.04 Execution in Counterparts. This Agreement may be executed in one or more counterparts, any one or all of which shall constitute but one agreement.

15.05 Governing Law; Successors and Assigns. This Agreement, and any dispute concerning this Agreement, shall be governed by the laws of the state in which the Facility is located, without regard to that state's choice of law provisions, and any dispute concerning an interpretation of any portion of the Agreement or the conduct of the parties hereunder shall be brought in the state where the Facility is located. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except as expressly provided otherwise.

15.06 Complete Agreement; Waiver. This Agreement contains and embraces the entire agreement between the parties with respect to the matters contained herein. Neither this Agreement nor any part hereof may be changed, altered, modified, limited, terminated, or extended orally unless by an agreement in writing signed by the parties hereto.

15.07 Negotiation of Disputes; Arbitration. If a dispute arises under this Agreement, the parties shall first promptly attempt in good faith to resolve the dispute by negotiation. If such negotiations are unsuccessful, any disputes or claims between the parties arising out of or relating to this

Agreement, or the breach hereof, not settled by negotiation, shall be settled by arbitration conducted in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA") in effect at that time, at a location specified by RealEnergy in the state where the Facility is located. A single arbitrator shall decide all disputes. The arbitrator shall not have been previously employed by either party, shall have knowledge and experience in the competitive electricity sales industry, and shall not have a direct or indirect interest in either party or the subject matter of the arbitration. Such arbitrator shall be designated as mutually agreed by the parties within twenty (20) business days after either party requests in a writing sent to the other party that a dispute or claim be arbitrated. If the parties fail to select an arbitrator, the arbitrator shall be selected under the expedited rules of the AAA. The arbitrator shall issue a scheduling order that shall not be modified except by the mutual agreement of the parties. The arbitrator shall render a decision no later than sixty (60) days after his selection, and the arbitrator shall state in writing the factual and legal basis for the award. Any award rendered by the arbitrator shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof. The arbitrator may award the prevailing party its costs, including attorney's fees, incurred as a result of the dispute.

15.08 Invalidity of Particular Provisions. If any term or provision of this Agreement or the application thereof to any person or circumstance is, to any extent, invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

15.09 Relationship of the Parties. Nothing contained herein shall be deemed or construed by the parties hereto nor by any third party as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto.

15.10 Approvals. No consent, approval or authorization required under the terms of this Agreement to be given by either party shall be unreasonably withheld or delayed.

15.11 Further Assurances. The parties agree to take such further actions, execute or obtain such consents and approvals and duly execute and deliver such further agreements, assignments, consents, waivers, instructions or documents, including without limitation, the Additional Documents, with respect to the purposes, terms and conditions of this Agreement and the consummation of the transactions contemplated hereby.

15.12 Confidentiality. Each party hereby acknowledges and agrees that the terms of this Agreement and any future amendments or other agreements in connection with this Agreement are confidential and constitute proprietary information of the parties. Disclosure of the terms by RealEnergy could adversely affect the ability of Owner to negotiate other leases or agreements and impair Owner's relationship with other tenants and disclosure of the terms by Owner could adversely affect the ability of RealEnergy to conduct its business at the Facility and/or other locations. Accordingly, each party agrees that it, and its partners, agents, representatives, officers, directors, employees and attorneys, shall not disclose, either directly or indirectly, any of the terms or conditions of this Agreement or any future amendments or other agreements in connection with this Agreement, to any person or entity, except to personnel employed by such party, as reasonably necessary for such party's performance of its obligations under this Agreement or for tax reporting purposes, and to prospective sub-tenants or assignees under this Agreement and existing or prospective mortgagees of the Facility. The preceding provisions of this paragraph shall not apply to, or bar or limit any legal action between RealEnergy and the Owner to enforce this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

REALENERGY, INC., a Delaware corporation By:____________________ Name:__________________ Title:___________________	[OWNER] , a [____________] By:________________________ Name:__________________ Title:___________________

Schedule I

Defined Terms

Additional Documents shall mean any agreement between Owner and/or RealEnergy and any governmental authority or public utility, including, without limitation, the respective utility company, including, without limitation, interconnection agreements and related agreements in connection with the System.

Billing Cycle means the period between successive Invoices.

Claims means all claims or actions, threatened or filed, and whether groundless, false or fraudulent, that directly or indirectly relate to the subject matter of an indemnity, and the resulting losses, damages, expenses, attorneys' fees and court costs, whether incurred by settlement or otherwise, and whether such claims or actions are threatened or filed prior to or after the termination of this Agreement.

Common Areas means the interior and exterior areas and facilities within the Facility which are within Owner's control and are (i) not leased or intended to be leased to a tenant and are available for use by all tenants; or (ii) designated by Owner as Common Areas.

Contract Rate means a rate per annum equal to 2.5% over the prime lending rate as from time to time may be published in the *Wall Street Journal* under "Money Rates," compounded semiannually; provided that the Contract Rate charged and collected shall never exceed in the aggregate, taking into account all payments constituting interest under Law, the maximum rate permitted by applicable law.

Due Date has the meaning set forth in Section 4.01(e).

Electrical Energy means the electricity generated by the System, as measured in kilowatts and kilowatt hours.

Electrical Interconnection Point means the location where the System connects to the existing electrical systems serving the Facility.

Electricity Purchase Price means the price for electricity generated by the System and delivered to the Electrical Connection Point, as set forth on Schedule 4.01 hereto.

Energy Delivery Date means the date that RealEnergy commences delivering Electrical Energy or Thermal Energy to the Facility.

Force Majeure means an event that is not within the reasonable control of a party or which by the exercise of its due diligence, it is unable to overcome or to obtain or cause to be obtained a commercially reasonable substitute therefor. Force Majeure includes, but is not limited to, any changes in Law which prohibit or frustrate a party from performing under this Agreement.

Governmental Authorities means the United States, the State of California, and any political subdivision thereof and any agency, department, commission, board, court or instrumentality thereof.

Hazardous Materials means oil or petroleum products, asbestos, polychlorinated biphenyls or any biologically or chemically active or other hazardous or toxic materials, substances or wastes whether in solid, liquid or gaseous state.

HVAC Interconnection Point means the point(s) where the System connects to the existing HVAC system serving the Facility.

HVAC System means the heating, ventilating and air conditioning system for the Facility, including any and all related equipment and all HVAC steam, make-up water supply, condensate return, waste, potable water, and thermal fluid supply lines.

Interconnection Facilities means all facilities necessary to connect the System to (i) the electrical grid of the Owner Electric Utility and (ii) the HVAC System.

Invoice means the "Invoice" delivered by RealEnergy to Owner each month during the Term of this Agreement, relating to the System Energy delivered by RealEnergy to Owner during the prior month, in accordance with the terms of Sections 4.01(e) and 4.02(e), hereof.

Law means any law, statute, regulation, rule, decision, writ, order, decree or judgment, or any interpretation thereof, that is applicable to the parties, the Owner Plant Facilities, the Owner Utilities, the System or this Agreement.

Owner Electric Utility means the electric utility distribution company or companies providing tariffed services to the Facility as of the Effective Date, or any successor thereto.

Owner Natural Gas Utility means the natural gas utility distribution company or companies providing tariffed services to the Facility as of the Effective Date, or any successor thereto.

Owner Plant Facilities means the existing HVAC System serving the Facility, the existing electrical system serving the Facility, and the other existing utility systems serving the Facility.

Owner Utilities means the Owner Electric Utility or Owner Natural Gas Utility or companies providing tariffed services to the Facility as of the Energy Delivery Date and any successor(s) thereof.

Owner's Utility Price has the meaning set forth in Schedule 4.01.

Stand-by or Interconnection Charges means the charges paid to the Owner Electric Utility exclusively associated with the installation or operation of the System, that would not have been assessed under the applicable tariff had the System not been in place.

Suspension Rate has the meaning set forth in Schedule 7.01.

System means a system for the production of Electric Energy and Thermal Energy (if applicable) and related devices which RealEnergy shall install at the Facility in and about the Premises.

System Energy means both the Electrical Energy and the Thermal Energy produced by the System.

Taxes mean any and all governmental or quasi-governmental taxes, assessments, levies, duties, fees, charges or withholdings of any kind or nature whatsoever and howsoever described, including but not limited to income, gross receipts, franchise, sales, use, excise, property, capital, value added, stamp, transfer, intangible, generation, privilege, utility, BTU, gathering, energy, consumption, lease, permit, license, filing, custom and/or recording tax, together with any and all penalties, fines, additions or interest thereon.

Term has the meaning set forth in Section 2.02 hereof.

Thermal Energy shall mean the chilled water, as measured in tons per hour, and/or hot water, as measured in Therms, generated by the System and delivered to the HVAC Interconnection Point.

Thermal Energy Purchase Price shall mean the price for Thermal Energy generated by the System and delivered to the HVAC Interconnection Point, as set forth on Schedule 4.02(a) and 4.02(b) hereto.

SCHEDULE 2.03

Owner's Rules

[to be attached by Owner]

SCHEDULE 4.01

Electricity Purchase Price

Owner shall pay RealEnergy for all Electricity Services used by Owner hereunder based on the sum of energy cost Owner would have incurred to purchase the same Electricity Services in the same time period, from the Owner Electric Utility without the System, according to the following formula:

[*Redacted for reasons of commercial confidentiality*]

Where:

P_t = Total Payment Due from Owner for Electricity over a monthly billing period.

$P1_t$ = Payment to RealEnergy for Electricity used by Owner in that monthly billing period as metered.

$P2_t$ = Credit to Owner from RealEnergy for any charges paid by Owner to the Owner Electric Utility (Standby or Interconnection Charges) exclusively associated with the installation or operation of the System, that would not have been assessed under the applicable tariff used in calculating $P1_t$ had the System not been in place.

A = Owner's Utility Price. The actual rate, on a dollars per kilowatt and dollars per kilowatt hour basis, that would apply for electricity service to the Facility from the Owner Utility for the total amount of electrical energy consumed by the Facility (assuming the absence of the System) on a time of use basis pursuant to the following listed utility tariff rate schedule (including, but not limited to, charges for generation, transmission and distribution; transition, decommissioning or other fees related to de-regulation, surcharges assessed in connection with the debt service related to any governmental bond or similar governmental debt issuance or financing, and any Taxes and other charges that Owner would otherwise have paid to the Owner's Electric Utility).

Facility	Landlord Utility	Rate Schedule

B = Electrical Energy delivered during the billing cycle to Owner Electrical Interconnection Point expressed as kW and kWh's.

C = Grants, rebates, demand charge reductions, incentive payments or any other payments or credits received by Owner from the Owner Electric Utility or other federal or state governmental entity associated with the installation or operation of the System or the reduction of energy consumption as a result of the operation of the System.

SCHEDULE 4.02 (a)

Thermal Energy Purchase Price – Hot Water

Owner shall pay RealEnergy for all Hot Water Thermal Energy used by Owner hereunder based on the sum of energy cost Owner would have incurred to produce the same Hot Water Thermal Energy in the same time period, from the Owner Natural Gas Utility without the System, according to the following formula:

[***Redacted for reasons of commercial confidentiality***]

Where:

P_t = Total Payment Due from Owner for Hot Water Thermal Energy over a monthly billing period.

$P1_t$ = Payment to RealEnergy for Hot Water Thermal Energy used by Owner in that monthly billing period as metered.

$P2_t$ = Credit to Owner from RealEnergy for any charges paid by Owner to the Owner Natural Gas Utility exclusively associated with the installation or operation of the System, that would not have been assessed under the applicable tariff used in calculating $P1_t$ had the System not been in place.

D = Owner's Utility Price is the applicable utility tariff for the full requirements delivery of gas [steam] for the Facility for the production of hot water (assuming the absence of the System) pursuant to the following rate schedules under which Owner purchases gas [steam], expressed as Dollars /Therm (including, but not limited to, charges for gas commodity, interstate transportation charges, brokerage, fees, taxes, surcharges assessed in connection with the debt service related to any governmental bond or similar governmental debt issuance or financing, and other charges).

Facility	Landlord Utility	Rate Schedule

E = Hot Water Thermal Energy delivered during the billing cycle to Owner Hot Water Interconnection Point expressed as Therms.

F = Heating System efficiency factor based on Owner's ability to produce Hot Water Thermal Energy at the Facility, which assumes a standard boiler efficiency of .80.

C = Grants, rebates, incentive payments or any other payments or credits received by Owner from the Owner Natural Gas Utility or other federal or state governmental entity associated with the installation or operation of the System or the reduction of energy consumption as a result of the operation of the System.

SCHEDULE 4.02 (b)

Thermal Energy Purchase Price – Chilled Water

Owner shall pay RealEnergy for all Chilled Water Thermal Energy used by Owner hereunder based on the sum of energy cost Owner would have incurred to produce the same Chilled Water Thermal Energy in the same time period, from the Owner Electric Utility without the System, according to the following formula:

[***Redacted for reasons of commercial confidentiality***]

Where:

P_t = Total Payment Due from Owner for Chilled Water Thermal Energy over a monthly billing period.

$P1_t$ = Payment to RealEnergy for Chilled Water Thermal Energy used by Owner in that monthly billing period as metered.

$P2_t$ = Credit to Owner from RealEnergy for any charges paid by Owner to the Owner Electric Utility exclusively associated with the installation or operation of the System, that would not have been assessed under the applicable tariff used in calculating $P1_t$ had the System not been in place.

A = Owner's Utility Price. The actual rate, on a dollars per kilowatt and dollars per kilowatt hour basis, that would apply for electricity service to the Facility from the Owner Electric Utility for the electrical energy consumed by the Facility for the production of chilled water (assuming the absence of the System) for the production of chilled water, on a time of use basis pursuant to the following listed utility tariff rate schedule under which Owner currently purchases electricity service for the Facility (including, but not limited to, charges for generation, transmission and distribution; transition, decommissioning or other fees related to de-regulation, surcharges assessed in connection with the debt service related to any governmental bond or similar governmental debt issuance or financing, and any Taxes and other charges that Owner would otherwise have paid to the Owner's Electric Utility).

Facility	Landlord Utility	Rate Schedule

G = RealEnergy Chilled Water Thermal Energy delivered during the billing cycle to Owner Chilled Water Interconnection Point expressed as Ton Hours.

H = Owners Chilled Water System efficiency factor based on Owner's ability to produce Chilled Water Thermal Energy in the same time period, at the Facility, which is metered and expressed in kW/ton.

C = Grants, rebates, incentive payments or any other payments or credits received by Owner from the Owner Electric Utility or other federal or state governmental entity associated with the installation or operation of the System or the reduction of energy consumption as a result of the operation of the System.

EXHIBIT A

Premises